EXHIBIT 3
                    AMENDMENT NO. 1 TO BY-LAWS
                      (Dated April 30, 1997)

     1.   The third sentence of the second paragraph of Article I, Section 9
(b), of the By-laws is amended to read as follows:

               To be timely, a stockholder's notice must be either delivered to or mailed and received at the principal executive offices of the Corporation not later than 60 days in advance of the annual meeting of stockholders in 1997 and not later than 90 days in advance of any annual meeting of stockholders held on or after January 1, 1998.

     2. The third sentence of the first paragraph of Article II, Section 8, of the By-laws is amended to read as follows:

               Subject to the foregoing, only a stockholder of record entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting of stockholders and only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation and has been received by the Secretary not later than the following dates: (i) with respect to the election to be held at the annual meeting of stockholders in 1997, 60 days in advance of such meeting; (ii) with respect to an election to be held at an annual meeting of stockholders on or after January 1, 1998, 60 days in advance of such meeting if such meeting is to be held on a day which is within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of such meeting if such meeting is to be held on or after the anniversary of the previous year's annual meeting; and (iii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.